July 28, 2015

VIA EDGAR

Ms. Erin Magnor Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citizens Financial Group, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-205765

Dear Ms. Purnell:

In connection with the above-referenced Registration Statement, we wish to advise you that prior to the requested effective time, we expect to effect the distribution of approximately 9,500 copies of the Company’s Preliminary Prospectus to be dated July 28, 2015 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time on July 28, 2015, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Vice President

Very truly yours,

Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

Very truly yours,

Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Marcos Diaz
Name:	Marcos Diaz
Title:	Director

Very truly yours,

J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond Rice
Name:	Drummond Rice
Title:	Vice President